Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, $0.01 par value per share, 500,000,000 shares of Class B common stock, $0.01 par value per share and 500,000,000 shares of preferred stock, $0.01 par value per share. Our Class A common stock are listed on the NASDAQ Global Select Market under the symbol “FOCS.”

Class A Common Stock

Voting Rights

        Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Our amended and restated certificate of incorporation provides for a board of directors classified into three classes as nearly equal in number as is reasonably possible, whose terms of office expire in successive years. Directors are elected by a plurality of the votes cast.

Dividend Rights

        Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights

        Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters

        The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

        Each holder of vested common units in in Focus Financial Partners, LLC (“Focus LLC”) holds one share of our Class B common stock.

Voting Rights

        Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a single class, or as otherwise required by applicable law.

Dividend and Liquidation Rights

        Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on equivalent terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation, dissolution or winding up of Focus Inc.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

        Some provisions of our amended and restated certificate of incorporation and our amended and restated bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        We have elected not to be subject to Section 203 of the Delaware General Corporation Law (the "DGCL"); however, our amended and restated certificate of incorporation contains provisions that are similar to Section 203 of the DGCL. In general, these provisions prohibit us from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder, unless:

●	before such time our board of directors approved either the business combination or the transaction that resulted in the interested stockholder attaining that status;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●	on or after such time the business combination is approved by our board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. Our amended and restated certificate of incorporation provides that interested stockholder will not include the investment vehicles affiliated with Stone Point Capital LLC (together with its affiliates "Stone Point") or certain of their transferees (as further described below), their respective affiliates or successors, or any person whose ownership in excess of the 15% limitation set forth herein is the result of any action taken solely by us. A transferee of a Stone Point investment vehicle will not be an interested stockholder if it (i) acquired beneficial ownership of outstanding voting stock directly from such an investment vehicle or any of its affiliates or successors, or directly from any other exempt transferee, (ii) did not have beneficial ownership of more than 4.9% of the then outstanding voting stock prior to such acquisition, and (iii) is not a national or global financial institution or insurance company or a regional bank that in each case derives at least 30% of its revenue from wealth management services or the sale of proprietary financial products (which for the avoidance of doubt, excludes life insurance and annuities), an independent broker dealer, a platform for or aggregator of registered investment advisors or broker-dealer teams, or a holding company or acquisition vehicle of any entity described in this clause (iii). Any such exempt transferee will be an interested stockholder if simultaneously or thereafter it acquires additional voting stock, except as a result of any corporate action not caused by such transferee. Our board of directors approved the acquisition by Stone Point on or before September 30, 2020 of up to 5,000,000 additional shares of Class A common stock such that the restrictions applicable to a business combination with an interested stockholder shall not apply to Stone Point or certain of their transferees.

        Under certain circumstances, these provisions would make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. Accordingly, these provisions could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. These provisions may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, these provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

        Additionally, other provisions of our amended and restated certificate of incorporation and our amended and restated bylaws:

●	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholder's notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

●	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

●	provide that the authorized number of directors may be changed only by resolution of the board of directors;

●	provide that all vacancies in our board of directors, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock or any nomination agreements with any significant stockholders that may be in effect from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding voting stock;

●	provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of preferred stock, if any. Our staggered board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors; and

●	provide that our amended and restated bylaws can be amended by the board of directors.

Special Stockholder Meeting

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of our board of directors, our chief executive officer or the chairman of our board of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation precludes stockholder action by written consent.

Supermajority Provisions

        Our amended and restated certificate of incorporation provides that for as long as affiliates of Stone Point own any voting stock, in addition to any vote required by applicable law, the affirmative vote of the holders of a majority of the voting stock held by affiliates of Stone Point, voting together as a single class, will be required to amend, alter, repeal or rescind the provisions in our amended and restated certificate of incorporation related to corporate opportunities and business combinations with interested stockholders.

Corporate Opportunities

Our amended and restated certificate of incorporation, to the fullest extent permitted by law, renounces any reasonable expectancy interest that we have in, or right to be offered an opportunity to participate in, any corporate or business opportunities that are from time to time presented to Stone Point, KKR, directors affiliated with these parties and their respective affiliates, and, to the fullest extent permitted by law, such persons have no duty to refrain from engaging in any transaction or matter that may be a corporate or business opportunity in which we or any of our subsidiaries could have an interest or expectancy. In addition, to the fullest extent permitted by law, in the event that Stone Point, Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), directors affiliated with these parties and their respective affiliates acquire knowledge of any such opportunity, other than in their capacity as a member of our board of directors, such person has no duty to communicate or present such opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity.

Forum Selection

        Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or trustees to us or our stockholders;

●	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

●	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

        Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of alternative forum, to the fullest extent permitted by law, the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States. Additionally, it provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

●	for any breach of their duty of loyalty to us or our stockholders;

●	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

●	for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated certificate of incorporation and amended and restated bylaws also provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permits us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and officers and intend to enter into indemnification agreements with each future director and officer. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.